UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Yelp Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

985817105
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Manticore Master Fund Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 621,00 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 621,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 621,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 1.15% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) CO (Corporation)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Contour Asset Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. New York
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 694,980 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 694,980 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 694,980 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 1.29% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Seth A. Wunder
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 694,980 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 694,980 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 694,980 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 1.29% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Meyer
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 694,980 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 694,980 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 694,980 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 1.29% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

Item 1.

(a)	Name of Issuer
Yelp Inc.
(b)	Address of Issuer’s Principal Executive Offices
706 Mission Street San Francisco, CA 94103

Item 2.

(a)	Name of Person Filing
Manticore Master Fund Ltd. Contour Asset Management LLC Seth A. Wunder David L. Meyer
(b)	Address of Principal Business Office or, if none, Residence
99 Park Avenue, Suite 1810 New York, NY 10016
(c)	Citizenship
Manticore Master Fund Ltd. - Cayman Islands Contour Asset Management LLC - New York Seth A. Wunder - United States David L. Meyer - United States
(d)	Title of Class of Securities
Class A Common Stock
(e)	CUSIP Number
985817105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages herein are calculated based upon the 53,912,809  shares of Class A Common Stock issued and outstanding as of October 28, 2013, as reported on the Issuer’s Form 10-Q filed with the SEC on October 29, 2013.

(a)	Amount Beneficially Owned***
Manticore Master Fund Ltd. - 621,000 shares Contour Asset Management LLC - 694,980 shares Seth A. Wunder - 694,980 shares David L. Meyer - 694,980 shares
(b)	Percent of Class
Manticore Master Fund Ltd. - 1.15% Contour Asset Management LLC - 1.29% Seth A. Wunder - 1.29% David L. Meyer - 1.29%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Manticore Master Fund Ltd. - 0 shares Contour Asset Management LLC - 0 shares Seth A. Wunder - 0 shares David L. Meyer - 0 shares
	(ii)	shared power to vote or to direct the vote
Manticore Master Fund Ltd. - 621,000 shares Contour Asset Management LLC - 694,980 shares Seth A. Wunder - 694,980 shares David L. Meyer - 694,980 shares
	(iii)	sole power to dispose or to direct the disposition of
Manticore Master Fund Ltd. - 0 shares Contour Asset Management LLC - 0 shares Seth A. Wunder - 0 shares David L. Meyer - 0 shares
	(iv)	shared power to dispose or to direct the disposition of
Manticore Master Fund Ltd. - 621,000 shares Contour Asset Management LLC - 694,980 shares Seth A. Wunder - 694,980 shares David L. Meyer - 694,980 shares

*** Shares reported herein are held by Manticore Master Fund Ltd. and Manticore Beachwood Fund Limited, for each of which Contour Asset Management LLC serves as the investment manager.  Seth A. Wunder and David L. Meyer serve as managing members of Contour Asset Management LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on June 5, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2014

MANTICORE MASTER FUND LTD.

By: Contour Asset Management LLC,
its Investment Manager

By: /s/ Julio Garcia
Julio Garcia, President, Chief Operating Officer and Chief Compliance Officer

CONTOUR ASSET MANAGEMENT LLC

By: /s/ Julio Garcia
Julio Garcia, President, Chief Operating Officer and Chief Compliance Officer

SETH A. WUNDER

By: /s/ Seth A. Wunder
Seth A. Wunder, Individually

DAVID L. MEYER

By: /s/ David L. Meyer
David L. Meyer, Individually